EXHIBIT 99-1










               SHINHAN FINANCIAL GROUP CO., LTD.

               Non-Consolidated Financial Statements

               (Unaudited)

               March 31, 2005

               (With Independent Auditors' Review Report Thereon)

                       INDEPENDENT AUDITORS' REVIEW REPORT
                       -----------------------------------
                  Based on a report originally issued in Korean


To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the "Company") as of March 31, 2005, and the related non-consolidated statements of income and cash flows for the three months ended March 31, 2005 and 2004. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2004 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated January 27, 2005, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2004, presented for comparative purposes, is not different from that audited by us in all material respects.

The accompanying non-consolidated financial statements expressed in Korean Won have been translated into United States dollars solely for the convenience of the reader and on the basis set forth in Note 2(b) to the non-consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As described in Note 4 to the non-consolidated financial statements, as of March 31, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of W175,861 million and W171,946 million, respectively, which had been provided to LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided W12,112 million and W13,715 million, respectively, of allowance for loan losses as of March 31, 2005. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the three months ended March 31, 2005, Shinhan Bank and Chohung Bank provided W14,300 million and W13,000 million, respectively, of additional loans to LG Card Co., Ltd. , and converted W11,000 million and W10,000 million, respectively, of loans to equity shares.

As described in Note 4 to the non-consolidated financial statements, as of March 31, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to W373,976 million and W254,056 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,733 million and W18,283 million, respectively, of allowance for loan losses as of March 31, 2005. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

As described in Note 12 to the non-consolidated financial statements, the Company recorded W2,168,154 million of assets (representing 21.3% of non-consolidated total assets) as of March 31, 2005 and W24,566 million of operating revenue (representing 5.8% of non-consolidated total operating revenue) for the three months ended March 31, 2005 through its related party transactions.

As described in Note 14(a) to the non-consolidated financial statements, on July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Pursuant to the agreement, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. As regards General Indemnity, eligibility of most of the indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill during the year ended December 31, 2004. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.



KPMG Samjong Accounting Corp.
Seoul, Korea
April 22, 2005


This report is effective as of April 22, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                         NON-CONSOLIDATED BALANCE SHEETS

                      March 31, 2005 and December 31, 2004

      (In millions of Won and thousands of U.S. dollars, except share data)

                                   (Unaudited)

                                                                              Won                      U.S. dollars (note 2)
                                                                 ------------------------------    ------------------------------
                                                                      2005           2004              2005            2004
                                                                 --------------- --------------    -------------- ---------------

        Assets

Cash and due from banks (notes 3 and 12)                         W     347,340         31,145      $    339,100          30,406

Securities (note 4)                                                  7,993,689      8,262,439         7,804,050       8,066,425

Loans (notes 5, 12 and 13)                                           1,786,510      1,749,955         1,744,128       1,708,440

Fixed assets (note 6)                                                    2,206          2,164             2,154           2,112

Other assets (notes 7, 12 and 13)                                       29,153         26,949            28,461          26,310
                                                                 --------------- --------------    -------------- ---------------

                                                                 W  10,158,898     10,072,652      $  9,917,893       9,833,693
                                                                 =============== ==============    ============== ===============


Liabilities and Stockholders' equity
------------------------------------

Liabilities:

   Borrowings (notes 8 and 13)                                   W     113,701        154,380      $    111,004         150,718

   Debentures (notes 9 and 13)                                       2,017,071      1,948,102         1,969,219       1,901,886

   Retirement and severance benefits (note 10)                             541            224               528             219

   Other liabilities (notes 11 and 13)                                 526,400        222,337           513,912         217,062
                                                                 --------------- --------------    -------------- ---------------

             Total liabilities                                       2,657,713      2,325,043         2,594,663       2,269,885


Stockholders' equity:

   Capital stock of W5,000 par value (note 15)

   Common stock

       Authorized - 1,000,000,000 shares

       Issued and outstanding - 319,319,011 shares                   1,596,595      1,596,595         1,558,718       1,558,718

   Preferred stock

       Issued and outstanding - 97,304,564 shares                      486,523        486,523           474,981         474,981

   Capital surplus                                                   3,718,684      3,718,623         3,630,463       3,630,404

   Retained earnings (note 16)                                       1,646,941      1,608,185         1,607,870       1,570,033

   Capital adjustments (notes 4 and 17)                                 52,442        337,683            51,198         329,672
                                                                 --------------- --------------    -------------- ---------------

             Total stockholders' equity                              7,501,185      7,747,609         7,323,230       7,563,808

Commitments and contingencies (note 14)
                                                                 --------------- --------------    -------------- ---------------

                                                                 W  10,158,898     10,072,652      $   9,917,893       9,833,693
                                                                 =============== ==============    ============== ===============

See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                      NON-CONSOLIDATED STATEMENTS OF INCOME

                     Quarters ended March 31, 2005 and 2004

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

                                   (Unaudited)

                                                                              Won                      U.S. dollars (note 2)
                                                                 ------------------------------    ------------------------------
                                                                      2005           2004              2005            2004
                                                                 --------------- --------------    -------------- ---------------
Operating revenue:

    Gain from equity method (notes 4 and 25)                     W     399,178        164,238      $    389,708         160,342

    Interest income (note 12)                                           24,566         28,932            23,983          28,245
                                                                 --------------- --------------    -------------- ---------------

                                                                       423,744        193,170           413,691         188,587

Operating expenses:

    Loss from equity method (notes 4 and 25)                               276          8,255               269           8,059

    Interest expense                                                    27,714         30,366            27,056          29,646

    Fees and commission expense                                             44             52                43              51

    General and administrative expenses (note 19)                        7,987          8,785             7,797           8,576
                                                                 --------------- --------------    -------------- ---------------

                                                                        36,021         47,458            35,165          46,332
                                                                 --------------- --------------    -------------- ---------------

                       Operating income                                387,723        145,712           378,526         142,255

Non-operating income (expense):

  Foreign currency related gain, net                                         2              1                 2               1

  Donation                                                                 (10)            (2)              (10)             (2)

  Other, net                                                               386            360               377             351
                                                                 --------------- --------------    -------------- ---------------

                                                                           378            359               369             350
                                                                 --------------- --------------    -------------- ---------------

                  Income before income taxes                           388,101        146,071           378,895         142,605

Income taxes (note 20)                                                       -              -                 -               -

                                                                 --------------- --------------    -------------- ---------------

                          Net income                             W     388,101        146,071           378,895         142,605
                                                                 =============== ==============    ============== ===============



Ordinary income and net earnings per share                       W       1,159            429      $       1.13            0.42
     in Won and U.S. dollars (note 21)
                                                                 =============== ==============    ============== ===============

Diluted ordinary income and net earnings per share               W       1,023            381      $       1.00            0.37
     in Won and U.S. dollars (note 21)
                                                                 =============== ==============    ============== ===============




See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Quarters ended March 31, 2005 and 2004

               (In millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                                Won                      U.S. dollars (note 2)
                                                                   ------------------------------    ------------------------------
                                                                        2005           2004               2005           2004
                                                                   --------------- --------------    --------------- --------------
Cash flows from operating activities:

  Net income                                                       W     388,101        146,071      $     378,895        142,605

  Adjustments to reconcile net income to net cash used in operating activities:

     Depreciation expense                                                    139            149                136            145
     Amortization expense                                                     29             27                 28             26
     Gain from equity method, net                                       (398,902)      (155,983)          (389,439)      (152,283)

     Provision for retirement and severance benefit                          242             53                236             52
     Provision for loan losses                                               184            730                180            713
     Interest expense                                                        694            773                677            755
     Increase in other assets                                               (902)          (302)              (880)          (294)
     Increase (decrease) in other liabilities                            (13,253)         1,133            (12,939)         1,106
     Retirement and severance benefits paid                                  (13)           (90)              (13)            (88)
     Decrease in deposit for severance benefit insurance                      88             86                 86             84
     Other, net                                                            1,065            353              1,040            343
                                                                   --------------- --------------    --------------- --------------

       Net cash used in operating activities                             (22,528)        (7,000)           (21,993)        (6,836)
                                                                   --------------- --------------    --------------- --------------

Cash flows from investing activities:

  Cash provided by investing activities:

     Decrease in equity securities accounted for by the                  379,210              -            370,214              -
       equity method
     Decrease in loans                                                   211,314              -            206,301              -
     Dividends received                                                        -        252,807                  -        246,809
                                                                   --------------- --------------    --------------- --------------

                                                                         590,524        252,807            576,515        246,809

  Cash used in investing activities:

     Increase in loans                                                  (250,000)      (150,000)          (244,069)      (146,441)
     Purchase of fixed assets                                               (210)          (112)              (205)          (110)
     Increase in other assets                                                (10)          (715)               (10)          (698)
                                                                   --------------- --------------    --------------- --------------

                                                                        (250,220)      (150,827)          (244,284)      (147,249)
                                                                   --------------- --------------    --------------- --------------

          Net cash provided by                                           340,304        101,980            332,231         99,560
              investing activities
                                                                   --------------- --------------    --------------- --------------


                        SHINHAN FINANCIAL GROUP CO., LTD.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Quarters ended March 31, 2005 and 2004

               (In millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                              Won                      U.S. dollars (note 2)
                                                                 ------------------------------    ------------------------------
                                                                      2005           2004              2005            2004
                                                                 --------------- --------------    -------------- ---------------
Cash flows from financing activities:

  Cash provided by financing activities:

     Increase in borrowings                                             32,000         96,000            31,241          93,723
     Increase in debentures                                            250,000         50,000           244,069          48,814
     Proceeds from reissuance of treasury stock                            499              -               487               -
                                                                 --------------- --------------    -------------- ---------------

                                                                       282,499        146,000           275,797         142,537

  Cash used in financing activities:

     Decrease in borrowings                                            (71,314)              -          (69,622)              -
     Decrease in debentures                                           (180,000)              -         (175,730)              -
     Debenture issue costs                                                (981)          (298)             (959)           (291)
     Dividends paid                                                    (31,347)       (28,953)          (30,603)        (28,266)
     Reacquisition of treasury stock                                      (438)              -             (427)              -
                                                                 --------------- --------------    -------------- ---------------

                                                                      (284,080)       (29,251)         (277,341)        (28,557)
                                                                 --------------- --------------    -------------- ---------------

          Net cash provided by (used in)                                (1,581)       116,749            (1,544)        113,980
              financing activities
                                                                 --------------- --------------    -------------- ---------------

Net increase in cash and cash equivalents                              316,195        211,729           308,694         206,704

Cash and cash equivalents at beginning of period                        31,145          5,353            30,406           5,226
                                                                 --------------- --------------    -------------- ---------------

Cash and cash equivalents at end of period                       W     347,340        217,082      $    339,100         211,930
                                                                 =============== ==============    ============== ===============



See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2005

                                   (Unaudited)


(1)      General Description of the Company

Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

On September 16, 2003, the Company's American depository shares were listed on the New York Stock Exchange.

As of March 31, 2005, the Company has 12 subsidiaries and its capital stock consists of W1,596,595 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:

(a)      Shinhan Bank

         Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 387 branches and 162 automated teller machine locations and Shinhan Bank's capital stock amounts to W1,224,034 million as of March 31, 2005.

(b)      Chohung Bank

         Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 453 domestic branches, 83 depositary offices and 6 overseas branches and Chohung Bank's capital stock amounts to W3,595,592 million as of March 31, 2005. Chohung Bank was delisted from the Korea Stock Exchange on July 2, 2004.

(c)      Goodmorning Shinhan Securities Co., Ltd.

         Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2004, Goodmorning Shinhan Securities operates through 79 branches and Goodmorning Shinhan Securities' capital stock amounts to W796,998 million (including W19,117 million of preferred stock).

(d)      Shinhan Card Co., Ltd.

         Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of March 31, 2005, Shinhan Card holds 2.62 million franchise accounts and 3 million credit card holders, and Shinhan Card's capital stock amounts to W152,847 million.

(e)      Shinhan Capital Co., Ltd.

         Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital's capital stock as of March 31, 2005 amounts to W80,000 million.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(1)      General Description of the Company, Continued

         (f)  Shinhan BNP Paribas Investment Trust Management Co., Ltd.

              On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC's capital stock as of March 31, 2005 amounts to W40,000 million.

         (g)  Jeju Bank

              Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. Jeju Bank's capital stock as of March 31, 2005 amounts to W77,644 million.

         (h)  SH&C Life Insurance Co., Ltd.

              SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established on October 1, 2002 to engage in the insurance business and other related business. SH&C Life Insurance's capital stock as of March 31, 2005 amounts to W30,000 million.

         (i)  e-Shinhan Inc.

              e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. e-Shinhan's capital stock as of March 31, 2005 amounts to W2,820 million.

         (j)  Shinhan Macquarie Financial Advisory Co., Ltd.

              Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Shinhan Macquarie's capital stock as of March 31, 2005 amounts to W1,000 million.

         (k)  Shinhan Credit Information Co., Ltd.

              Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information's capital stock as of March 31, 2005 amounts to W3,000 million.

         (l)  Shinhan Private Equity, Inc.

              Shinhan Private Equity, Inc ("Shinhan PE") was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE's capital stock as of March 31, 2005 amounts to W10,000 million.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)



(1)      General Description of the Company, Continued

         Ownerships of the Company's subsidiaries as of March 31, 2005 and December 31, 2004 are as follows:


                                                                       2005                        2004
                                                           --------------------------- -----------------------------
          Investor                     Investee              Number of      Ownership    Number of       Ownership
                                                              shares        percentage     shares        percentage
                                                                               (%)                          (%)
----------------------------- ---------------------------- -------------- ------------ ---------------  ------------
Shinhan Financial Group       Shinhan Bank                   214,205,935        100.0     244,806,782         100.0

                              Chohung Bank                   719,118,429        100.0     719,118,429         100.0

                              Goodmorning Shinhan            159,399,664        100.0     159,399,664         100.0
                                 Securities

                              Shinhan Card                    30,569,400        100.0      30,569,400         100.0

                              Shinhan Capital                 12,250,000        100.0      16,000,000         100.0

                              Shinhan BNP Paribas ITMC         4,000,001         50.0       4,000,001          50.0

                              Jeju Bank                        9,692,369         62.4       9,692,369          62.4

                              SH&C Life Insurance              3,000,001         50.0       3,000,001          50.0

                              e-Shinhan                          415,495         73.7         415,495          73.7

                              Shinhan Macquarie                  102,000         51.0         102,000          51.0

                              Shinhan Credit Information         600,000        100.0         600,000         100.0

                              Shinhan PE                       2,000,000        100.0       2,000,000         100.0

Chohung Bank                  Shinhan Financial Group          8,985,567          2.9       8,985,567           2.9

Goodmorning Shinhan           Shinhan Financial Group                  -            -           1,444             -
  Securities




(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies


         (a)      Basis of Financial Statements Presentation

                  The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

                  Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

                  The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

         (b)      Basis of Financial Statements Translation

                  The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,024.30 to US$1, the basic exchange rate on March 31, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

         (c) Application of the Statements of Korean Financial Accounting Standards

                  The Company adopted Statements of Korea Financial Accounting Standards (the "SKAS") No. 16 ("Accounting for Income Taxes") and No. 17 ("Provisions and Contingencies"), effective from the first fiscal year beginning after December 31, 2004. In addition, the Company adopted SKAS No. 15, "The Equity Method of Accounting," with encouraged earlier application at the year ended December 31, 2004. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the non-consolidated financial statements both as of and for the three months ended March 31, 2005 and for the year 2004.

         (d)      Allowance for Loan Losses

                  Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

         (e)      Investment Securities Accounted for by the Equity Method


                  Investments in affiliated companies with the Company's ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

                  Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

                  Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company's investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company's share of loss of the affiliate remains recorded until such investment is reduced to zero.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued


         (f)      Fixed Assets

                  i)       Tangible Assets

                           Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, whereas normal maintenance and repairs are charged to expense when incurred.

                           The depreciation methods and useful lives of tangible fixed assets are as follows:

                        Descriptions                      Depreciation method                 Useful life
         -------------------------------------------  -----------------------------  -------------------------------
         Vehicles                                           Declining-balance                   Five years
         Furniture, fixtures and other                             "                               "
         Leasehold improvements                               Straight-line                        "

                  ii)      Intangible Assets

                           Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.

         (g)  Income Taxes

              Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

              Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

              A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

         (h)  Discount on Debentures

              Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued


         (i)      Retirement and Severance Benefits

                  Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

         (j)      Translation of Foreign Currency Denominated Assets and
                  Liabilities

                  Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,024.30 and W1,043.80 to US$1, the rates of exchange on March 31, 2005 and December 31, 2004, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

         (k)      Stock Options

                  The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

         (l)      Provisions

                  Provisions are recognized when all of the following are met:
                  (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The Company recognizes the reimbursement as a separate asset when it is virtually certain that reimbursement will be received if the Company settles the obligation. In such cases, the expense relating to a provision is presented net of the amount recognized for a reimbursement.

         (m)      Use of Estimates

                  The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(3)      Cash and Due from Banks

         As of March 31, 2005 and December 31, 2004, W5.5 million and W2.5 million of cash and due from banks are restricted to guarantee deposits on bank accounts, respectively.

(4)      Securities

         (a) Securities as of March 31, 2005 consist solely of investment securities accounted for by the equity method and details are as follows:

                                                                                              (in millions of Won)

                                                     Acquisition
                                                        and        Equity
                                       Beginning     dividend,     method      Retained     Capital       Ending
            Subsidiary                  balance         net      gain (loss)   earnings    adjustments    balance
---------------------------------    -----------   -----------   ----------    ---------   -----------   ----------
Shinhan Bank                         W 4,125,592      (367,210)     218,347         (642)     (103,385)   3,872,702
Chohung Bank                           2,891,019             -      142,521         (784)     (196,540)   2,836,216
Goodmorning Shinhan Securities           843,500             -        6,829            -        (1,116)     849,213
Shinhan Card                             168,708             -       12,489            -             -      181,197
Shinhan Capital                          122,525       (12,000)      11,466            -        14,657      136,648
Shinhan BNP Paribas ITMC                  22,810             -          865            -           (30)      23,645
Jeju Bank                                 53,036             -        3,047          (29)          440       56,494
SH&C Life Insurance                       14,614             -          490            -        (1,013)      14,091
e-Shinhan                                  2,887             -          (42)           -             -        2,845
Shinhan Macquarie                          1,098             -        2,355            -             -        3,453
Shinhan Credit Information                 6,862             -          769            -             -        7,631
Shinhan PE                                 9,788             -         (234)           -             -        9,554
                                     -----------   -----------   ----------    ---------   -----------   ----------

                                     W 8,262,439      (379,210)     398,092       (1,455)     (286,987)   7,993,689
                                     ===========   ===========   ==========    =========   ===========    =========

         As of March 31, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of W175,861 million and W171,946 million, respectively, which had been provided to LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided W12,112 million and W13,715 million, respectively, of allowance for loan losses as of March 31, 2005. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the three months ended March 31, 2005, Shinhan Bank and Chohung Bank provided W14,300 million and W13,000 million, respectively, of additional loans to LG Card Co., Ltd., and converted W11,000 million and W10,000 million, respectively, of loans to equity shares.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)



(4)      Securities, Continued

         As of March 31, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to W373,976 million and W254,056 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,733 million and W18,283 million, respectively, of allowance for loan losses as of March 31, 2005. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

         The changes in goodwill (negative goodwill) for the three months ended March 31, 2005 are as follows:

                                                                                             (in millions of Won)

                                                            Beginning      Increase       Amortization   Ending
                                                             balance      (decrease)       (reversal)    balance
                                                          -------------- -------------- ---------------  ---------
Chohung Bank                                              W    922,468              -         18,207       904,261
Goodmorning Shinhan Securities                                 127,534              -          4,252       123,282
Jeju Bank                                                       (4,970)             -           (172)       (4,798)
                                                           ------------- -------------- ---------------  ---------

                                                          W  1,045,032              -         22,287     1,022,745
                                                           ============= ============== ===============  =========


         The market values of the shares of Jeju Bank owned by the Company are W37,316 million as of March 31, 2005 (W3,850 per share).

(b)      Securities as of December 31, 2004 are as follows:


                                                                                                (in millions of Won)
                                                    Acquisition
                                                        and          Equity
                                      Beginning      dividend,       method     Retained    Capital         Ending
            Subsidiaries               balance          net        gain (loss)  earnings    adjustments     balance
----------------------------------   -----------    -----------    -----------  --------    -----------   -----------
Shinhan Bank                         W 2,946,530       (244,807)     683,687      (1,353)       741,535     4,125,592

Chohung Bank                           1,861,649    (*) 308,202      378,026     (10,204)       353,346     2,891,019

Goodmorning Shinhan Securities           546,872    (*) 292,116        7,992     (53,800)        50,320       843,500

Shinhan Card                             163,136              -        5,572           -              -       168,708

Shinhan Capital                          105,448         (8,000)      23,009           -          2,068       122,525

Shinhan BNP Paribas ITMC                  22,486         (2,000)       2,279           -             45        22,810

Jeju Bank                                 48,713              -        5,216         (38)          (855)       53,036

SH&C Life Insurance                       13,021              -          187           -          1,406        14,614

e-Shinhan                                  2,725              -          162           -              -         2,887

Shinhan Macquarie                          1,843         (1,730)         977           8              -         1,098

Shinhan Credit Information                 1,969          1,529        1,845           -          1,519         6,862

Shinhan PE                                     -         10,000         (212)          -              -         9,788
                                      ------------  -----------    -----------  ---------   -----------   -----------

                                     W 5,714,392        355,310    1,108,740     (65,387)     1,149,384     8,262,439
                                      ============  ===========    ===========  ========    ===========   ===========


(*) Additional goodwill (negative goodwill) through additional equity acquisition, W(248,736) million for Chohung Bank and W55,375 million for Goodmorning Shinhan Securities, is included.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(4)      Securities, Continued

         The changes in goodwill (negative goodwill) for the year ended December 31, 2004 are as follows:

                                                                                               (in millions of Won)

                                                            Beginning      Increase       Amortization   Ending
                                                             balance      (decrease)       (reversal)    balance
                                                           ------------- -------------- -------------- -----------
Chohung Bank                                               W   820,239        166,516         64,287       922,468
Goodmorning Shinhan Securities                                 144,538              -         17,004       127,534
Jeju Bank                                                       (5,655)             -           (685)       (4,970)
                                                           ------------- -------------- -------------- -----------

                                                           W   959,122        166,516         80,606     1,045,032
                                                           ============= ============== ============== ===========

(5)      Loans

         (a) Loans as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                    Won                    U.S. dollars (Note 2)
                                                        ---------------------------     ----------------------------
                                                            2005           2004             2005           2004
                                                        ------------   ------------     ------------    ------------
     Loans in Won                                       W  1,620,000     1,550,000      $ 1,581,568       1,513,229

     Loans in foreign currencies                             102,347       135,609           99,919         132,392

     Privately placed bonds                                   73,140        73,140           71,405          71,405
                                                        ------------   -----------     ------------    ------------

                                                           1,795,487     1,758,749        1,752,892       1,717,026

     Less: allowance for loan losses                          (8,977)       (8,794)          (8,764)         (8,586)
                                                        ------------   -----------     ------------    ------------

                                                        W  1,786,510     1,749,955      $ 1,744,128       1,708,440
                                                        ============   ===========     ============    ============


         (b) Details of loans as of March 31, 2005 and December 31, 2004 are as follows:


                                                                                            (in millions of Won)

                                              Borrower            Interest rate (%)          2005          2004
                                       ------------------------  ------------------     --------------  ------------
     Loans in Won                      Shinhan Card                 4.49 - 6.28          W 1,000,000     1,050,000


                   "                   Shinhan Capital              4.49 - 8.12              550,000       500,000

                   "                   Goodmorning                     5.25                   70,000             -
                                         Shinhan Securities

                                                                                        ------------    ----------

                                                                                           1,620,000     1,550,000

     Loans in foreign currencies       Shinhan Capital             Libor+0.9 - 1.14          102,347       135,609

     Privately placed bonds            Shinhan Bank                    7.42                   50,000        50,000

                   "                   Jeju Bank                       8.14                   23,140        23,140
                                                                                        ------------    ----------
                                                                                              73,140        73,140
                                                                                        ------------    ----------
                                                                                           1,795,487     1,758,749

     Less: allowance for loan losses                                                          (8,977)       (8,794)
                                                                                        ------------    ----------
                                                                                         W 1,786,510     1,749,955
                                                                                        ============    ==========


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(5)      Loans, Continued

         (c) The maturities of loans as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                               (in millions of Won)

                                                                            Loans
              At March 31, 2005                              Loans       in foreign      Privately
                                                            in Won       currencies     placed bonds     Total
     ---------------------------------------------     --------------  -------------- -------------- --------------
     Due in 3 months or less                             W   160,000              -              -        160,000
     Due in 6 months or less                                       -         30,646              -         30,646
     Due after 6 months through 12 months                    500,000              -              -        500,000
     Due after 1 years through 3 years                       670,000         71,701         73,140        814,841
     Thereafter                                              290,000              -              -        290,000
                                                       --------------  -------------- -------------- --------------

                                                         W 1,620,000        102,347         73,140      1,795,487
                                                       ==============  ============== ============== ==============


                                                                                               (in millions of Won)

                                                                            Loans
              At December 31, 2004                           Loans       in foreign      Privately
                                                            in Won       currencies     placed bonds     Total
     ---------------------------------------------     --------------  -------------- -------------- --------------
     Due in 3 months or less                             W   180,000         31,314              -        211,314
     Due in 6 months or less                                 160,000              -              -        160,000
     Due after 6 months through 12 months                    230,000         31,229              -        261,229
     Due after 1 years through 3 years                       760,000         73,066          3,140        836,206
     Thereafter                                              220,000              -         70,000        290,000
                                                       --------------  -------------- -------------- --------------

                                                         W 1,550,000        135,609         73,140      1,758,749
                                                       ==============  ============== ============== ==============



                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(6)      Fixed Assets

         Fixed assets as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                      U.S. dollars (Note 2)
                                                      -----------------------------    -----------------------------
                                                          2005            2004             2005           2004
                                                      -------------   -------------    -------------  --------------
Property and equipment:

  Vehicles                                                W   425             425          $   415             415
  Furniture and fixtures                                    1,183           1,168            1,155           1,140
  Leasehold improvements and other                          1,550           1,493            1,513           1,458
                                                      -------------   -------------    -------------  --------------

                                                            3,158           3,086            3,083           3,013
Less: accumulated depreciation                             (1,923)         (1,784)          (1,877)         (1,742)
                                                      -------------   -------------    -------------  --------------

                                                            1,235           1,302            1,206           1,271

Intangible assets:

  Other                                                       971             862              948             841
                                                      -------------   -------------    -------------  --------------

                                                          W 2,206           2,164          $ 2,154           2,112
                                                      =============   =============    =============  ==============


         As of March 31, 2005, the Company maintains insurance policies covering loss and liability arising from automobile accidents.


(7)      Other Assets

         Other assets as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                      U.S. dollars (Note 2)
                                                      -----------------------------    -----------------------------
                                                          2005            2004             2005           2004
                                                      -------------   -------------    -------------  --------------
Guarantee deposits paid                                  W  7,840           7,840         $  7,654           7,654
Accounts receivable                                         9,128           6,234            8,911           6,086
Accrued income                                             10,156          11,044            9,915          10,782
Other                                                       2,029           1,831            1,981           1,788
                                                      -------------   -------------    -------------  --------------

                                                         W 29,153          26,949         $ 28,461          26,310
                                                      =============   =============    =============  ==============


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(8)      Borrowings

         (a) Borrowings as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                      U.S. dollars (Note 2)
                                                      -----------------------------    -----------------------------
                                                          2005            2004             2005           2004
                                                      -------------   -------------    -------------  --------------
     Borrowings in Won                                   W  42,000          50,000        $  41,004          48,814
     Borrowings in foreign currencies                       71,701         104,380           70,000         101,904
                                                      -------------   -------------    -------------  --------------

                                                         W 113,701         154,380        $ 111,004         150,718
                                                      =============   =============    =============  ==============


         (b) The maturities of borrowings as of March 31, 2005 and December 31, 2004 are as follows:



                                                                                                (in millions of Won)

                                                                                   Borrowings
              At March 31, 2005                                Borrowings          in foreign
                                                                 in Won            currencies           Total
     ---------------------------------------------         -----------------  ------------------  ------------------
     Due in 3 months or less                               W              -                   -                   -
     Due in 6 months or less                                         10,000                   -              10,000
     Due after 6 months through 12 months                            32,000                   -              32,000
     Due after 1 years through 3 years                                    -              71,701              71,701
     Thereafter                                                           -                   -                   -
                                                           -----------------  ------------------  ------------------

                                                           W         42,000              71,701             113,701
                                                           =================  ==================  ==================




                                                                                                (in millions of Won)

                                                                                   Borrowings
              At December 31, 2004                             Borrowings          in foreign
                                                                 in Won            currencies           Total
     ---------------------------------------------         -----------------  ------------------  ------------------
     Due in 3 months or less                               W              -              31,314              31,314
     Due in 6 months or less                                              -                   -                   -
     Due after 6 months through 12 months                            50,000                   -              50,000
     Due after 1 years through 3 years                                    -              73,066              73,066
     Thereafter                                                           -                   -                   -
                                                           -----------------  ------------------  ------------------

                                                           W         50,000             104,380             154,380
                                                           =================  ==================  ==================


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(9)      Debentures

         (a) Debentures as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                      U.S. dollars (Note 2)
                                                      -----------------------------    -----------------------------
                                                          2005            2004             2005           2004
                                                      -------------   -------------    -------------  --------------
     Korean Won debentures                            W 1,990,000       1,920,000      $ 1,942,790       1,874,451
     Foreign currency debentures                           30,729          31,314           30,000          30,571
                                                      -------------   -------------    -------------  --------------
                                                        2,020,729       1,951,314        1,972,790       1,905,022
     Less: discount on debentures                          (3,658)         (3,212)          (3,571)         (3,136)
                                                      -------------   -------------    -------------  --------------

                                                      W 2,017,071       1,948,102      $ 1,969,219       1,901,886
                                                      =============   =============    =============  ==============

         (b) The maturities of debentures as of March 31, 2005 and December 31, 2004 are as follows:


                                                                                                (in millions of Won)

                                                           Korean Won         Foreign currency
              At March 31, 2005                            debentures            debentures             Total
     -------------------------------------------      --------------------  --------------------  ------------------
     Due in 3 months or less                          W          160,000                     -             160,000
     Due in 6 months or less                                           -                30,729              30,729
     Due after 6 months through 12 months                        500,000                     -             500,000
     Due after 1 years through 3 years                         1,040,000                     -           1,040,000
     Thereafter                                                  290,000                     -             290,000
                                                      --------------------  --------------------  ------------------

                                                      W        1,990,000                30,729           2,020,729
                                                      ====================  ====================  ==================

                                                                                                (in millions of Won)

                                                           Korean Won         Foreign currency
              At December 31, 2004                         debentures            debentures             Total
     -------------------------------------------      --------------------  --------------------  ------------------
     Due in 3 months or less                          W          180,000                     -             180,000
     Due in 6 months or less                                     160,000                     -             160,000
     Due after 6 months through 12 months                        230,000                31,314             261,314
     Due after 1 years through 3 years                         1,130,000                     -           1,130,000
     Thereafter                                                  220,000                     -             220,000
                                                      --------------------  --------------------  ------------------

                                                      W        1,920,000                31,314           1,951,314
                                                      ====================  ====================  ==================


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(10)     Retirement and Severance Benefits

         Changes in retirement and severance benefits for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                         Won                 U.S. dollars (Note 2)
                                                               ------------------------    -------------------------
                                                                  2005         2004           2005          2004
                                                               -----------  -----------    -----------   -----------

Estimated severance liability at beginning of period           W     776          530      $     758           517
Provision                                                            (13)        (259)           (13)         (253)
Payment                                                              242          505            236           493
                                                               -----------  -----------    -----------   -----------

Estimated severance liability at end of period                     1,005          776            981           757
Less: deposit for severance benefit insurance                       (464)        (552)          (453)         (538)
                                                               -----------  -----------    -----------   -----------

               Net balance at end of period                    W     541          224      $     528           219
                                                               ===========  ===========    ===========   ===========


(11)     Other Liabilities

         Other liabilities as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                         Won                 U.S. dollars (Note 2)
                                                               ------------------------    -------------------------
                                                                  2005         2004           2005          2004
                                                               -----------  -----------    -----------   -----------
Withholding taxes                                              W   4,681          464     $    4,570           453
Dividends payable                                                317,480          937        309,948           915
Accounts payable                                                 182,479      180,980        178,150       176,687
Accrued expenses                                                  12,894       14,627         12,588        14,280
Income taxes payable                                               8,866       25,329          8,656        24,727
                                                               -----------  -----------    -----------   -----------

                                                               W 526,400      222,337     $  513,912       217,062
                                                               ===========  ===========    ===========   ===========

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(12)     Related Party Transactions

         (a)      Details of transactions

                  Significant transactions with the related parties for the three months ended March 31, 2005 and 2004 are as follows:

                                                                                               (in millions of Won)

           Revenue earned               Expense incurred                 Account                 2005       2004
     ---------------------------- ----------------------------- ---------------------------    ---------- ----------
     Shinhan Financial Group      Shinhan Bank                  Interest income                    W986      1,009

                 "                Goodmorning Shinhan           Interest income                     623      2,023
                                     Securities

                 "                Shinhan Card                  Interest income                  13,904     16,304

                 "                Shinhan Capital               Interest income                   8,600      9,189

                 "                Jeju Bank                     Interest income                     453        408
                                                                                               ---------- ----------

                                                                                                 24,566     28,933
                                                                                               ---------- ----------

     Shinhan Bank                 Shinhan Financial Group       Rental income                        31          9

                 "                Chohung Bank                  Interest income                       9         29

                 "                        "                     Gain on derivatives              10,449      2,867

                 "                        "                     Rental income                        16          -

                 "                Goodmorning Shinhan           Interest income                      51        551
                                     Securities

                 "                        "                     Rental income                        60          8

                 "                Shinhan Card                  Interest income                     337        379

                 "                        "                     Fees and commission income        8,549      8,229

                 "                        "                     Rental income                       220        221

                 "                Shinhan Capital               Interest income                     482        743

                 "                        "                     Rental income                        76         77

                 "                        "                     Gain on derivatives                   -         53

                 "                Jeju Bank                     Interest income                       -         53

                 "                Shinhan Credit Information    Rental income                        56         61

                 "                SH&C Life Insurance           Fees and commission income        5,537          1

     Chohung Bank                 Shinhan Bank                  Interest income                      33         35

                 "                        "                     Gain on derivatives               8,000      1,448

                 "                        "                     Rental income                        19          -

                 "                Shinhan Capital               Interest income                      59         11

                 "                        "                     Gain on derivatives                   -        235

                 "                Shinhan Card                  Interest income                     506        223

                 "                Goodmorning Shinhan           Interest income                      50          -
                                     Securities

                 "                SH&C Life Insurance           Fees and commission income        6,834          -

     Goodmorning Shinhan          Shinhan Bank                  Interest income                      82        242
        Securities

                 "                        "                     Rental income                        75          -


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(12)     Related Party Transactions, Continued

                                                                                               (in millions of Won)

           Revenue earned               Expense incurred                 Account                 2005       2004
     ---------------------------- ----------------------------- ---------------------------    ---------- ----------
     Goodmorning Shinhan          Chohung Bank                  Interest income                     770         61
         Securities

                 "                Shinhan Card                  Rental income                        74         73

                 "                        "                     Fees and commission income           15        116

                 "                Shinhan BNP Paribas ITMC      Rental income                        51         51

                 "                SH&C Life Insurance           Fees and commission income            2          -

     Shinhan Card                 Shinhan Bank                  Interest income                       1         50

                 "                        "                     Fees and commission income           14          4

                                  Goodmorning Shinhan           Fees and commission income            6          -
                 "                    Securities

                 "                Jeju Bank                     Fees and commission income           68          -

                 "                SH&C Life Insurance           Fees and commission income        1,172         74

                 "                Shinhan Credit Information    Fees and commission income           52          -

                 "                e-Shinhan                     Fees and commission income            2          -

     Shinhan Capital              Shinhan Bank                  Interest income                     527        250

                 "                        "                     Gain on derivatives                 225      1,109

                 "                Chohung Bank                  Interest income                     118        337

                 "                        "                     Gain on derivatives                 192          -

     Shinhan BNPParibas ITMC      Shinhan Bank                  Interest income                     136          5

                 "                Chohung Bank                  Interest income                      20          -

     Jeju Bank                    Shinhan Bank                  Interest income                       1          -

                 "                Chohung Bank                  Interest income                       7          -

                 "                SH&C Life Insurance           Fees and commission income           93          6

     SH&C Life Insurance          Shinhan Bank                  Interest income                       4        103

                 "                        "                     Insurance income                      -        266

                 "                Chohung Bank                  Interest income                       1          -

     e-Shinhan                    Shinhan Bank                  Interest income                      18         20

                 "                        "                     Fees and commission income            -         31

                 "                Shinhan Card                  Fees and commission income           50          3

                 "                Shinhan Financial Group       Fees and commission income           23         33

     Shinhan Macquarie            Shinhan Bank                  Interest income                      25          1

     Shinhan Credit Information           "                     Fees and commission income          691        576

                 "                        "                     Interest income                      15         10

                 "                Chohung Bank                  Fees and commission income        1,655        587

                 "                Goodmorning Shinhan           Fees and commission income           35          4
                                       Securities

                 "                Shinhan Card                  Fees and commission income        2,069      1,258

                 "                Shinhan Capital               Fees and commission income            2         30

                 "                Jeju Bank                     Fees and commission income           31         69

     Shinhan PE                   Shinhan Bank                  Interest income                      58          -

                                                                                               ---------- ----------


                                                                                                 49,754     20,602
                                                                                               ---------- ----------

                                                                                               W 74,320     49,535
                                                                                               ========== ==========


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005

                                   (Unaudited)


(12)     Related Party Transactions, Continued

         (b)      Account balances

                  Significant balances with the related parties as of March 31, 2005 and December 31, 2004 are as follows:


                                                                                               (in millions of Won)

              Creditor                      Debtor                     Account                 2005         2004
     ---------------------------- --------------------------- ---------------------------   ------------ -----------

     Shinhan Financial Group      Shinhan Bank                Due from banks                   W 347,337      31,145

                 "                       "                    Loans                               50,000      50,000

                 "                       "                    Other assets                        14,398      13,251

                 "                Goodmorning                 Loans                               70,000           -
                                     Shinhan Securities

                 "                       "                    Other assets                           623           -

                 "                Shinhan Card                Loans                            1,000,000   1,050,000

                 "                       "                    Other assets                         5,809       6,661

                 "                Shinhan Capital             Loans                              652,347     635,609

                 "                       "                    Other assets                         4,206       4,739

                 "                Jeju Bank                   Loans                               23,140      23,140

                 "                       "                    Other assets                           183         186

                 "                Shinhan Credit Information  Other assets                           111          89
                                                                                            ------------ -----------

                                                                                               2,168,154   1,814,820

     Shinhan Bank                 Chohung Bank                Securities                           7,682      21,332

                 "                       "                    Other assets                         2,411         587

                 "                Goodmorning                                                      5,223       5,753
                                  Shinhan Securities          Other assets

                 "                Shinhan Card                Loans                               26,100       7,500

                 "                                            Other assets                             -       2,474

                 "                Shinhan Capital             Loans                               51,215      63,823

                 "                       "                    Other assets                           347         310

                 "                SH&C Life Insurance         Other assets                         2,102       1,199

     Chohung Bank                 Shinhan Bank                Loans                              200,000           -

                 "                                            Other assets                         2,425       8,373

                 "                Shinhan Capital             Loans                                    -         732

                 "                       "                    Other assets                           307           -

                 "                SH&C Life Insurance         Other assets                         2,801       1,956

     Goodmorning                  Shinhan Bank                Due from banks                       5,828       5,640
         Shinhan Securities

                 "                       "                    Other assets                         8,052       7,747

                 "                Chohung Bank                Due from banks                      56,609       7,195

                 "                       "                    Other assets                         2,075       2,075

                 "                SH&C Life Insurance         Other assets                             -           1

     Shinhan Card                 Shinhan Bank                Cash and due from banks                459         427

                 "                       "                    Other assets                         1,189       1,189

                 "                Chohung Bank                Cash and due from banks                  -           1


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(12) Related Party Transactions, Continued

(b ) Account balances

     Significant balances with the related parties as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                              (in millions of Won)

         Creditor                         Debtor                        Account                2005            2004
-------------------------       --------------------------     -----------------------      -----------     ----------
Shinhan Financial Group         Shinhan Bank                   Due from banks                 W 347,337        31,145
            "                              "                   Loans                             50,000        50,000
            "                              "                   Other assets                      14,398        13,251
            "                   Goodmorning                    Loans                             70,000             -
                                    Shinhan Securities
            "                              "                   Other assets                         623             -
            "                   Shinhan Card                   Loans                          1,000,000     1,050,000
            "                              "                   Other assets                       5,809         6,661
            "                   Shinhan Capital                Loans                            652,347       635,609
            "                              "                   Other assets                       4,206         4,739
            "                   Jeju Bank                      Loans                             23,140        23,140
            "                              "                   Other assets                         183           186
            "                   Shinhan Credit Information     Other assets                         111            89
                                                                                           ------------   -----------

                                                                                              2,168,154     1,814,820

Shinhan Bank                    Chohung Bank                   Securities                         7,682        21,332
            "                              "                   Other assets                       2,411           587
            "                   Goodmorning                                                       5,223         5,753
                                   Shinhan Securities          Other assets
            "                   Shinhan Card                   Loans                             26,100         7,500
            "                              "                   Other assets                           -         2,474
            "                   Shinhan Capital                Loans                             51,215        63,823
            "                              "                   Other assets                         347           310
            "                   SH&C Life Insurance            Other assets                       2,102         1,199
Chohung Bank                    Shinhan Bank                   Loans                            200,000             -
            "                              "                   Other assets                       2,425         8,373
            "                   Shinhan Capital                Loans                                  -           732
            "                              "                   Other assets                         307             -
            "                   SH&C Life Insurance            Other assets                       2,801         1,956
Goodmorning                     Shinhan Bank                   Due from banks                     5,828         5,640
    Shinhan Securities
            "                              "                   Other assets                       8,052         7,747
            "                   Chohung Bank                   Due from banks                    56,609         7,195
            "                              "                   Other assets                       2,075         2,075
            "                   SH&C Life Insurance            Other assets                           -             1
Shinhan Card                    Shinhan Bank                   Cash and due from banks              459           427
            "                              "                   Other assets                       1,189         1,189
            "                   Chohung Bank                   Cash and due from banks                -             1

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(12) Related Party Transactions, Continued

                                                                                               (in millions of Won)
         Creditor                      Debtor                      Account                      2005          2004
---------------------------  ---------------------------  ---------------------------       ------------   ----------
Shinhan Card                 Goodmorning                  Other assets                             5,234        4,635
                                 Shinhan Securities
           "                 Shinhan BNP Paribas ITMC     Other assets                                20            -
           "                 SH&C Life Insurance          Other assets                               487          431
           "                 Shinhan Credit Information   Other assets                                39            -
           "                 Shinhan Capital              Other assets                                16            -
           "                 e-Shinhan                    Other assets                                 7            -
Shinhan Capital              Shinhan Bank                 Short-term financial instruments        76,390       72,105
           "                            "                 Securities                               5,655            -
           "                            "                 Other assets                             3,555        3,293
           "                 Chohung Bank                 Securities                                   -        5,743
           "                            "                 Other assets                             3,802        3,577
Shinhan BNP Paribas ITMC     Shinhan Bank                 Cash and due from banks                 14,945       12,626
           "                            "                 Other assets                               374          360
           "                 Goodmorning                  Other assets                             3,496        3,496
                                 Shinhan Securities
           "                 Chohung Bank                 Cash and cash equivalents                3,000            -
           "                            "                 Other assets                                20            -
Jeju Bank                    Shinhan Bank                 Cash and cash equivalents                   28            -
           "                 SH&C Life Insurance          Other assets                                31           26
SH&C Life Insurance          Shinhan Bank                 Cash and cash equivalents                  241          853
           "                            "                 Other assets                                 3            3
           "                 Chohung Bank                 Cash and cash equivalents                  119          873
e-Shinhan                    Shinhan Bank                 Cash and cash equivalents                1,198          980
           "                            "                 Other assets                                17            7
           "                            "                 Loans                                      850        1,850
           "                 Chohung Bank                 Cash and cash equivalents                   10            -
           "                 Shinhan Card                 Other assets                                55            -
Shinhan Macquarie            Shinhan Bank                 Cash and cash equivalents                7,631        4,027
Shinhan Credit Information   Shinhan Bank                 Cash and cash equivalents                1,941          900
           "                            "                 Other assets                             1,126        1,041
           "                 Chohung Bank                 Other assets                               690          435
           "                 Goodmorning                  Other assets                                 -            1
                                 Shinhan Securities
           "                 Shinhan Card                 Other assets                               848          702
           "                 Jeju Bank                    Other assets                                75           71
Shinhan PE                   Shinhan Bank                 Cash and cash equivalents                9,155        9,412
                                                                                             -----------    ---------

                                                                                                 515,883      265,761
                                                                                             -----------    ---------

                                                                                             W 2,684,037    2,080,581
                                                                                             ===========    =========

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(12) Related Party Transactions, Continued

     (c) Guarantees and acceptances

     The guarantees and acceptances provided between the related parties as of March 31, 2005 are as follows:

                                                                                          (in millions of Won)

                                                                                                     Amount
         Creditor                      Debtor                         Account                      guaranteed
---------------------------  -----------------------      --------------------------------       --------------
Shinhan Financial Group      Goodmorning Shinhan          Lease guarantee                          W     50,000
                               Securities
Shinhan Bank                 Shinhan Capital              Letter of credit                                4,752
           "                 Shinhan Finance              Guarantees for loans                           15,982
Chohung Bank                 Chohung Finance              Guarantees for letter of credit                   717
                                                                                                   ------------
                                                                                                   W     71,451
                                                                                                   ============


(13) Assets and Liabilities Denominated in Foreign Currency

     Assets and liabilities denominated in foreign currency as of March 31, 2005 and December 31, 2004 are as follows:

                                                          (in millions of Won and thousands of U.S. dollars)
                                                       Foreign currency                 Won equivalent
                                                   --------------------------    ---------------------------
                                                      2005           2004              2005           2004
                                                   ---------       --------         ----------      --------
Assets:

    Loans                                            $99,919       129,919           W 102,347      135,609
    Other assets                                         350           853                 359          890
                                                    --------       -------           ---------      -------
                                                    $100,269       130,772           W 102,706      136,499
                                                    ========       =======           =========      =======

Liabilities:
    Borrowings                                       $70,000       100,000            W 71,701      104,380
    Debentures                                        30,000        30,000              30,729       31,314
    Discount on debentures                               (11)          (20)                (12)         (21)
    Other liabilities                                    330           791                 338          825
                                                    ---------     --------           ---------      -------
                                                    $100,319      130,771            W 102,756      136,498
                                                    ========      =======            =========      =======


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(14) Commitments and Contingencies

     (a) Acquisition of Chohung Bank

         On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

     o  Asset Indemnity Payment

          Amount                :  W652,284 million - asset indemnity amount
                                   for corporate loans, returned KAMCO loans and credit card loans

          Payment date          :  earlier of 60 days after the date asset
                                   indemnity is determined as of June 30, 2005 or the date as agreed on

          Interest              :  4.3% per annum


     o  General Indemnity Payment

          Amount                : W166,516 million (may be offset by any
                                  amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)

          Payment date          : the second anniversary date of cash portion
                                  closing date

          Interest              : 4.3% per annum

     o  Earn Out Payment

          Amount                : 20% of the total excess amount, which means
                                  net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

          Payment date          : within 30 days after the date excess amount is
                                  determined for the fiscal year of 2006

         As regards General Indemnity, eligibility of most of indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill during the year ended December 31, 2004. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.

     (b)  Indemnification on contingent loss

         Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from lawsuit in which Bumin Mutual Savings Bank filed against Shinihan BNP Paribas ITMC totaling W100 million. As of March 31, 2005, the lawsuit is in the first trial; however, the ultimate outcome of this lawsuit cannot be presently determined.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(15)   Capital Stock

      (a) Details of preferred stock issued as of March 31, 2005 are as follow:

                                                        Predetermined
                                         Number of      dividend rate
                                          shares           (%) (*)                   Redeemable period
                                        ------------    --------------      --------------------------------------
     Redeemable preferred stock:

          Series 1                         9,316,792        4.04             August 19, 2004 - August 18, 2006
          Series 2                         9,316,792        4.04             August 19, 2005 - August 18, 2007
          Series 3                         9,316,792        4.04             August 19, 2006 - August 18, 2008
          Series 4                         9,316,792        4.04             August 19, 2007 - August 18, 2009
          Series 5                         9,316,793        4.04             August 19, 2008 - August 18, 2010
          Series 6                         3,500,000        7.00              July 19, 2006 - August 18, 2006
          Series 7                         2,433,334        7.46              July 19, 2008 - August 18, 2008
          Series 8                            66,666        7.86              July 19, 2010 - August 18, 2010
                                          ----------
                                          52,583,961

     Redeemable convertible preferred stock:
          Series 9 (**)                   44,720,603        2.02             August 19, 2006 - August 18, 2008
                                          ----------
                                          97,304,564
                                          ==========


     ---------------
     (*)    Based on issue price
     (**)   Convertible period        : August 19, 2004 - August 18, 2007
            Conversion ratio          : 1 common share to 1 preferred share
            Conversion price in Won   : W18,086


     The capital stock was not changed during the three months ended March 31, 2005, and details of changes in capital stock for the year ended December 31, 2004 are as follows:

                                                                                               (in millions of Won)
                                                                                   2004
                                                        -----------------------------------------------------------
                                                          Number of shares       Capital stock      Capital surplus
                                                          ----------------       -------------      ---------------
     Balance at beginning of the period                        391,705,864           1,958,530           3,316,380
     Share exchange                                             24,917,711             124,588             402,184
     Reissuance of treasury stock                                        -                   -                  59
                                                          ----------------       -------------      --------------
     Balance at end of the year                                416,623,575           2,083,118           3,718,623
                                                          ================       =============      ==============


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(16)  Retained Earnings

      Retained earnings as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                      U.S. dollars (Note 2)
                                                      ---------------------------      ---------------------------
                                                          2005            2004             2005           2004
                                                      -----------       ---------      -----------       ---------
Legal reserve                                         W   223,722         118,692      $   218,415         115,876
Retained earnings before appropriation                  1,423,219       1,489,493        1,389,455       1,454,157
                                                      -----------       ---------      -----------       ---------
                                                      W 1,646,941       1,608,185      $ 1,607,870       1,570,033
                                                      ===========       =========      ===========       =========


  The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.


(17) Capital Adjustment

     Capital adjustments as of March 31, 2005 and December 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                       Won                   U.S. dollars (Note 2)
                                                            ------------------------     -------------------------
                                                                2005         2004            2005          2004
                                                            ------------  ----------     -----------    ----------
Unrealized gain on investment securities                    W   292,551      383,437     $   285,611       374,341
     accounted for by the equity method
Unrealized loss on investment securities                       (250,032)     (53,932)       (244,101)      (52,653)
     accounted for by the equity method
Stock options (note 18)                                           9,923        8,178           9,688         7,984
                                                            -----------    ---------     -----------    ----------
                                                            W    52,442      337,683     $    51,198       329,672
                                                            ===========    =========     ===========    ==========


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)



(18) Stock Options

     (a) Details of stock options as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                                              (in Won)

     Grant date                        March 30, 2005      March 25, 2004       May 15, 2003         May 22, 2002
     -----------------------------   ------------------  ------------------  ------------------   --------------------
     Shares granted                  2,695,200 shares    1,301,600 shares    1,156,300 shares      1,004,200 shares
     Shares expired or exercised
     to date                                 - shares       54,114 shares      167,198 shares        168,033 shares
                                     ------------------  ------------------  ------------------   --------------------
     Shares outstanding              2,695,200 shares    1,247,486 shares      989,102 shares        836,167 shares
     Type of stock options             Stock grant or      Stock grant or      Stock grant or     Price compensation
                                     price compensation  price compensation  price compensation
     Exercise price                          W28,006             W21,595             W11,800               W18,910
     Exercise period                 Within four years      Within three         Within four           Within four
                                         after three       years after two     years after two       years after two
                                            years               years              years                years
                                      from grant date     from grant date     from grant date      from grant date
     Forfeited period                After seven years    After five years     After six years      After six years
                                      from grant date     from grant date      from grant date      from grant date

     Assumptions used to determine the fair value of options:

       Risk-free interest rate               4.15%               4.39%              4.25%                 -
       Expected exercise period             5 years            3.5 years           4 years                -
       Expected stock price
         volatility                          18.56%               19.85%            22.11%                -
       Expected dividend yield                0%                  0%                  0%                  -
       Expected ratios of no-exercise         0%                  0%                 0%                   -
       Weighted average fair value         W11,347              W7,696             W5,292                 -


                       SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                  (Unaudited)


(18) Stock Options, Continued

    (b) Changes in stock compensation costs for the three months ended March 31, 2005 are as follows:

                                                                                          (in millions of Won)

                                                                            Personnel of
                                                                      -------------------------
          Grant date              Stock compensation cos              The Company  Subsidiaries       Total
     ------------------    --------------------------------------     ----------   ------------    ----------
     March 30, 2005        Recorded at beginning of the period        W      -              -              -
                           Incurred during the period                        -              -              -
                           To be recorded in subsequent periods          5,843         24,738         30,581

     March 25, 2004        Recorded at beginning of the period             935          2,850          3,785
                           Incurred during the period                      298            894          1,192
                           To be recorded in subsequent periods          1,132          3,491          4,623

     May 15, 2003          Recorded at beginning of the period           1,035          3,360          4,395
                           Incurred during the period                      153            397            550
                           To be recorded in subsequent periods             71            218            289

     May 22, 2002          Recorded at beginning of the period             664          2,384          3,048
                           Incurred during the period                    1,002          3,484          4,486
                           To be recorded in subsequent periods              -              -              -

     For stock options granted to the personnel of subsidiaries at March 30, 2005, March 25, 2004 and May 15, 2003, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as payables by the subsidiaries and as accounts receivable by the Company.

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                  (Unaudited)



(19) General and Administrative Expenses

     Details of general and administrative expenses for the three months ended March 31, 2005 and 2004 are as follows:

                                                               (in millions of Won and thousands of U.S. dollars)

                                                                  Won                    U.S. dollars (Note 2)
                                                      --------------------------       ------------------------
                                                            2005           2004            2005          2004
                                                      ------------   -----------       ---------      ---------
Salaries and wages                                         W 3,802         3,788          $3,712          3,698
Provision for retirement and severance benefits                242            53             236             52
Other employees benefits                                       255           226             249            221
Rental                                                         108           107             105            104
Entertainment                                                  188           162             184            158
Depreciation                                                   139           149             136            145
Amortization                                                    29            27              28             26
Bad debts                                                      184           730             180            713
Taxes and dues                                                  68            68              66             66
Advertising                                                      -             7               -              7
Fees and commission                                          2,053         2,961           2,004          2,891
Other                                                          919           507             897            495
                                                      ------------      --------        --------       --------
                                                           W 7,987         8,785          $7,797          8,576
                                                      ============      ========        ==========     ========



(20) Income Taxes

     (a) The components of income taxes for the three months ended March 31, 2005 and 2004 are as follows:


                                                                                                (in millions of Won)

                                                                                            2005          2004
                                                                                        ------------    ----------
     Current                                                                            W          -             -
     Deferred                                                                                      -             -
                                                                                        ------------     ---------
                                                                                        W          -             -
                                                                                        ============     =========


                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(20) Income Taxes, Continued

     (b) The reconciliation of accounting income and taxable income for the three months ended March 31, 2005 and December 31, 2004 is as follows:

                                                                                               (in millions of Won)

                       Description                            Temporary difference          Permanent difference
     -------------------------------------------------    ----------------------------- ---------------------------
                                                               2005            2004          2005          2004
                                                           -----------     ----------    --------      -----------
     Additions:

       Dividends received                                   W        -        256,536            -              -
       Accrued income earned in prior year                         299         11,334            -              -
       Investment securities accounted for
            by the equity method                               288,442         91,066            -        957,586
       Retirement and severance benefits                           139            215            -              -
       Long-term accrued expenses                                1,002              -            -              -
       Entertainment expense in excess of tax limit                  -              -          141            569
       Other                                                         -              -        9,739         48,326
                                                            ----------   ------------     --------     ------------
                                                               289,882        359,151        9,880      1,006,481
                                                            ----------   ------------     --------     ------------
     Deductions:

       Dividends received                                            -              -            -        217,640
       Investment securities accounted for
            by the equity method                               398,902      2,065,383      288,442         26,513
       Accounts Receivable                                       1,291              -            -              -
       Accrued income earned in current period                     294            299            -              -
       Deposit for retirement and severance benefits
           insurance                                                 -            215            -              -
       Other                                                         1              5            -              -
                                                            ----------   ------------     --------     ------------
                                                               400,488      2,065,902      288,442        309,650
                                                            ----------   ------------     --------     ------------
                                                            W (110,606)    (1,706,751)    (278,562)       696,831
                                                            ==========   ============    =========     ============



                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(20) Income Taxes, Continued

(a) Changes in significant accumulated temporary differences and tax effects for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows:

                                                                                                  (in millions of Won)
                                                                                      2005
                                                           -----------------------------------------------------------
                                                             Beginning                                     Ending
                                                            balance (*)       Increase       Decrease      balance
                                                           -------------      --------       -------     -------------
     Temporary differences:

       Securities                                          W  (1,041,921)     (397,446)            -      (1,439,367)
       Retirement and severance benefits                             466           138             -             604
       Long-term accrued expenses                                      -         1,002             -           1,002
       Accrued income                                               (299)         (294)         (299)           (294)
       Deposit for severance benefit insurance                      (466)            -            (1)           (465)
       Other                                                           6             -             1               5
                                                           -------------      --------       -------     -----------
                                                              (1,042,214)     (396,600)         (299)     (1,438,515)

     Unrealizable temporary differences on gain from
          equity method                                        1,042,173                                   1,437,638
                                                           -------------                                 -----------
                 Net temporary difference                  W         (41)                                       (877)
                                                           =============                                 ===========

     Tax effects of temporary differences                            (11)                                       (241)
     Tax effects of tax loss carryforwards                             -                                         293
                                                           -------------                                 -----------
                      Net tax effect                       W         (11)                                         52
                                                           =============                                 ===========
     Tax effects reflected in financial statements         W           -                                           -
                                                           =============                                 ===========


     (*) Amount resulting from prior year tax return is reflected in the current year.

     Net tax effects W52 millions are not recognized as deferred tax assets due to uncertainty of realization.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(20) Income Taxes, Continued

                                                                                                  (in millions of Won)
                                                                                      2005
                                                           -----------------------------------------------------------
                                                             Beginning                                     Ending
                                                            balance (*)       Increase       Decrease      balance
                                                           -------------      --------       -------     -----------
     Temporary differences:
       Securities                                          W      12,198         91,066          --          103,264
       Retirement and severance benefits                             251            215          --              466
       Gain from equity method                                  (268,310)    (1,108,740)   (256,536)      (1,120,514)
       Accrued income                                            (11,334)          (299)    (11,334)            (299)
       Deposit for severance benefit insurance                      (251)          (215)         --             (466)
       Other                                                          11             --           5                6
                                                           -------------     ----------    --------       ----------
                                                                (267,435)    (1,017,973)   (267,865)      (1,017,543)


     Unrealizable temporary differences on gain from
        equity method                                            263,171                                   1,017,543
                                                           -------------                                 -----------
                 Net temporary difference                  W      (4,264)                                        (40)
                                                           =============                                 ===========
     Tax effects of temporary differences                         (1,172)                                        (11)
     Tax effects of tax loss carryforwards                        13,706                                          --
                                                           -------------                                 -----------
                      Net tax effect                       W      12,534                                         (11)
                                                           =============                                 ===========

     Tax effects reflected in financial statements (*)     W          --                                          --
                                                           =============                                 ===========


     (*) Amount resulting from prior year tax return is reflected in the current year.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(21) Earnings Per Share

(a)  Earnings per share

     Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company's ordinary income and net earnings per share for the three months ended March 31, 2005 and 2004 are computed as follows:

                                                                                  (in millions of Won, except share)

                                                                                         2005            2004
                                                                                    --------------  ---------------
     Net income for period                                                          W      388,101          146,071
     Less: extraordinary gain (loss)                                                            --               --
           dividends on preferred stock                                                     28,391           28,628
                                                                                    --------------  ---------------
     Ordinary income available for common stock                                            359,710          117,443
     Weighted average number of common shares outstanding (*)                          310,332,016      273,719,744
                                                                                    --------------  ---------------
     Ordinary income per share in Won                                               W        1,159              429
                                                                                    ==============  ===============
     Net earnings per share in Won                                                  W        1,159              429
                                                                                    ==============  ===============

     (*)  Shares held by subsidiaries are considered.


(b)  Diluted earnings per share

     For the three months ended March 31, 2005, if convertible preferred stock and stock options were redeemed or exercised, 49,642,424 shares of common stock would have been issued, and if preferred stock were converted into common stock on issue date, weighted average number of common shares outstanding would be 355,602,191.

     Details of diluted ordinary/net earnings per share due to dilutive effect for the three months ended March 31, 2005 and 2004 are as follows:

                                                                                  (in millions of Won, except share)

                                                                                         2005            2004
                                                                                    --------------  ---------------
     Ordinary income available for common stock                                     W      359,710          117,443
     Add: dividends on convertible preferred stock                                           4,029            4,062
          stock compensation costs                                                             153              126
                                                                                    --------------  ---------------

      Diluted ordinary income/net earnings                                                 363,892          121,631
     Weighted average number of common shares outstanding(*)                           355,585,987      319,079,252
                                                                                    --------------  ---------------
      Diluted ordinary income per share in Won                                      W        1,023              381
                                                                                    ==============  ===============
     Diluted net earnings per share in Won                                          W        1,023              381
                                                                                    ==============  ===============

     (*)  Shares held by subsidiaries are considered.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(21) Earnings Per Share, Continued

(c) Securities applicable to common shares

                                                                                                  Number of shares
                                                               Convertible period                   to be issued
                                                          ---------------------------------       ----------------
     Redeemable convertible preferred stock               August 19, 2004 - August 18, 2007          44,720,603
     Stock options                                         May 15, 2005 - June 15, 2009                 979,135
     Stock options                                        March 26, 2006 - March 25, 2009             1,247,486
     Stock options                                        March 30, 2008 - March 30, 2012             2,695,200
                                                                                                    -----------
                                                                                                     49,642,424
                                                                                                    ===========



(22) Statements of Cash Flows

     Significant transactions not involving cash inflows or outflows for the three months ended March 31, 2005 and 2004 are as follows:

                                                                                           (in millions of Won)

                                                                                            2005             2004
                                                                                        -----------        --------
     Changes in capital adjustments due to application of the equity method             W   286,987         334,078
     Changes in retained earnings due to application of the equity method                     1,455           1,917
     Stock options recorded as accounts receivable                                            1,291           1,378
     Retained earnings recorded as dividends payable                                        347,890         242,114
     Appropriation of retained earnings to legal reserve                                    105,030          36,223

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(23) Condensed Financial Statements of Subsidiaries

     (a)  Balance sheets

          Condensed balance sheets of subsidiaries as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                                (in millions of Won)
                                                                                 2005
                                                    -----------------------------------------------------------------
                                                                                                   Total stockholders'
                    Subsidiary                            Total assets       Total liabilities             equity
     ---------------------------------------              -------------      -----------------     ------------------
     Shinhan Bank                                         W  74,302,290            70,429,838            3,872,452
     Chohung Bank                                            65,832,859            63,286,754            2,546,105
     Goodmorning Shinhan Securities                           2,887,228             2,197,262              689,966
     Shinhan Card                                             1,384,276             1,208,079              176,197
     Shinhan Capital                                          1,362,623             1,229,236              133,387
     Shinhan BNP Paribas ITMC                                    51,686                 4,392               47,294
     Jeju Bank                                                1,854,900             1,741,139              113,761
     SH&C Life Insurance                                        389,606               361,028               28,578
     e-Shinhan                                                    4,583                   721                3,862
     Shinhan Macquarie                                           24,869                18,098                6,771
     Shinhan Credit Information                                  10,166                 2,535                7,631
     Shinhan PE                                                   9,579                    25                9,554
                                                          -------------         -------------         ------------
                                                          W 148,114,665           140,479,107            7,635,558
                                                          =============         =============         ============


                                                                                                (in millions of Won)
                                                                                 2004
                                                    -----------------------------------------------------------------
                                                                                                   Total stockholders'
                    Subsidiary                            Total assets        Total liabilities            equity
     ---------------------------------------              -------------       -----------------     ------------------
     Shinhan Bank                                        W  70,125,920             66,000,578             4,125,342
     Chohung Bank                                           65,389,100             62,778,172             2,610,928
     Goodmorning Shinhan Securities                          2,956,183              2,277,868               678,315
     Shinhan Card                                            1,469,925              1,306,467               163,458
     Shinhan Capital                                         1,320,929              1,201,582               119,347
     Shinhan BNP Paribas ITMC                                   49,463                  3,845                45,618
     Jeju Bank                                               1,872,414              1,763,877               108,537
     SH&C Life Insurance                                       286,304                257,077                29,227
     e-Shinhan                                                   4,813                    893                 3,920
     Shinhan Macquarie                                          11,307                  9,154                 2,153
     Shinhan Credit Information                                  9,228                  2,366                 6,862
     Shinhan PE                                                  9,844                     57                 9,787
                                                         -------------          -------------          ------------
                                                         W 143,505,430            135,601,936             7,903,494
                                                         =============          =============          ============

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)



(23) Condensed Financial Statements of Subsidiaries, Continued

(b)  Statements of Earnings

     Condensed statements of earnings of subsidiaries for the three months ended March 31, 2005 and 2004 are as follows:

                                                                                                (in millions of Won)
                                                                           2005
                                       ----------------------------------------------------------------------------
                                         Operating       Operating        Operating      Ordinary        Net income
            Subsidiary                    revenue        expenses       income (loss)  income (loss)       (loss)
     -----------------------------     ------------   -------------     -------------  -------------     ----------
     Shinhan Bank                      W  1,949,106       1,703,044         246,062        295,781         218,347
     Chohung Bank                         2,350,672       2,249,669         101,003        126,400         125,908
     Goodmorning Shinhan                    185,550         172,405          13,145         15,068          10,833
     Securities
     Shinhan Card                            99,973          87,145          12,828         12,739          12,739
     Shinhan Capital                         58,419          42,858          15,561         15,832          11,383
     Shinhan BNP Paribas ITMC                 4,159           2,032           2,127          2,417           1,729
     Jeju Bank                               31,286          27,175           4,111          4,567           4,567
     SH&C life Insurance                     11,210          11,450            (240)           981             981
     e-Shinhan                                  606             681             (75)           (58)            (58)
     Shinhan Macquarie                       14,695           8,042           6,653          6,602           4,618
     Shinhan Credit Information               5,907           4,865           1,042          1,056             769
     Shinhan PE                                  --             293            (293)          (235)           (235)
                                       ------------       ---------         -------        -------         -------
                                       W  4,711,583       4,309,659         401,924        481,150         391,581
                                       ============       =========         =======        =======         =======


                                                                                                (in millions of Won)
                                                                           2004
                                       ----------------------------------------------------------------------------
                                         Operating       Operating        Operating      Ordinary        Net income
              Subsidiary                  revenue        expenses       income (loss)  income (loss)       (loss)
     -----------------------------     ------------   -------------     -------------  -------------     ----------
     Shinhan Bank                      W  1,440,872       1,196,837         244,035        365,565         253,408
     Chohung Bank                         1,479,113       1,438,160          40,953         36,740          36,120
     Goodmorning Shinhan                    193,385         178,928          14,457         22,116          24,098
     Securities
     Shinhan Card                           108,895         114,080          (5,185)       (5,190)         (5,190)
     Shinhan Capital                         56,245          43,435          12,810         12,141           8,309
                                              3,230           1,715           1,515          1,520           1,066
     Shinhan BNP Paribas ITMC
     Jeju Bank                               32,539          36,528          (3,989)        (4,319)         (4,319)
     SH&C life Insurance                      7,880           8,532            (652)          (652)           (652)
     e-Shinhan                                  638             624              14             34              34
     Shinhan Macquarie                        7,687           6,187           1,500          1,517             661
     Shinhan Credit Information               9,248          10,149            (901)          (715)           (715)
                                       ------------       ---------         -------        -------         -------
                                       W  3,339,732       3,035,175         304,557        428,757         312,820
                                       ============       =========         =======        =======         =======

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(24) Financing and Operating Status of the Company and Subsidiaries

(a) The financing status of the Company and its subsidiaries as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                                (in millions of Won)
                                                                                   2005
                                                    --------------------------------------------------------------
                                                      Deposits         Borrowings     Debentures(*)       Total
                                                    ------------       ----------     -------------    -----------
     The Company                                    W         --          113,701       2,017,071        2,130,722
     Shinhan Bank                                     41,414,004       10,781,028      10,250,635       62,445,667
     Chohung Bank                                     40,251,743        5,666,290       6,537,120       52,455,153
     Goodmorning Shinhan Securities                      819,909          136,000              --          955,909
     Shinhan Card                                             --        1,106,100          29,920        1,136,020
     Shinhan Capital                                          --          559,761         195,105          754,866
     Jeju Bank                                         1,520,704           76,506          35,000        1,632,210
     Shinhan Macquarie                                        --            5,820              --            5,820
                                                    ------------       ----------      ----------       ----------
                                                    W 84,006,360       18,445,206      19,064,851      121,516,417
                                                    ============       ==========      ==========      ===========

     (*) Net of discount on debentures

                                                                                                (in millions of Won)
                                                                                   2004
                                                    --------------------------------------------------------------
                                                      Deposits         Borrowings     Debentures (*)       Total
                                                    ------------       ----------     -------------    -----------
     The Company                                    W         --          154,380       1,948,102        2,102,482
     Shinhan Bank                                     40,668,095        9,164,921      10,835,048       60,668,064
     Chohung Bank                                     41,313,073        5,057,559       7,115,575       53,486,207
     Goodmorning Shinhan Securities                      614,473          290,508              --          904,981
     Shinhan Card                                             --        1,232,500              --        1,232,500
     Shinhan Capital                                          --          805,718         195,595        1,001,313
     Jeju Bank                                         1,527,788           83,871          35,000        1,646,659
     Shinhan Macquarie                                        --            6,471              --            6,471
                                                    ------------       ----------      ----------       ----------
                                                    W 84,123,429       16,795,928      20,129,320      121,048,677
                                                    ============       ==========      ==========      ===========

     (*) Net of discount on debentures

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(24) Financing and Operating Status of the Company and Subsidiaries, Continued

(b) The operating status of the Company and its subsidiaries as of March 31, 2005 and December 31, 2004 are as follows:

                                                                                              (in millions of Won)
                                                                                   2005
                                                    --------------------------------------------------------------
                                                                                      Cash and due
                                                      Loans (*)        Securities      from banks         Total
                                                    ------------       ----------     ------------     -----------
     The Company                                    W  1,786,510        7,993,689         347,340       10,127,539
     Shinhan Bank                                     51,172,077       12,736,949       5,037,505       68,946,531
     Chohung Bank                                     42,503,263        9,544,782       3,578,538       55,626,583
     Goodmorning Shinhan Securities                      149,444        1,591,027         782,401        2,522,872
     Shinhan Card                                        764,792            1,643             944          767,379
     Shinhan Capital                                   1,040,950          103,962          91,599        1,236,511
     Shinhan BNP Paribas ITMC                                495           20,128          24,218           44,841
     Jeju Bank                                         1,285,929          346,873          79,972        1,712,774
     SH&C Life Insurance                                     330           51,255          12,301           63,886
     e-Shinhan                                                36               74           2,659            2,769
     Shinhan Macquarie                                         -                -           7,631            7,631
     Shinhan Credit Information                                -                -           4,458            4,458
     Shinhan PE                                                -                -           9,155            9,155
                                                    ------------       ----------     -----------      -----------
                                                    W 98,703,826       32,390,382       9,978,721      141,072,929
                                                    ============       ==========     ===========      ===========

     (*)  Net of allowance for loan losses and present value discounts


                                                                                              (in millions of Won)

                                                                                    2004
                                                    --------------------------------------------------------------
                                                                                      Cash and due
                                                      Loans (*)        Securities      from banks         Total
                                                    ------------       ----------     ------------     -----------
     The Company                                    W  1,749,955        8,250,648          31,145       10,031,748
     Shinhan Bank                                     51,028,772       11,706,747       2,386,837       65,122,356
     Chohung Bank                                     41,586,846       11,499,243       1,754,215       54,840,304
     Goodmorning Shinhan Securities                      141,635        1,852,357         636,049        2,630,041
     Shinhan Card                                        790,320            1,643             880          792,843
     Shinhan Capital                                     993,143           77,548         103,405        1,174,096
     Shinhan BNP Paribas ITMC                                454           20,101          22,198           42,753
     Jeju Bank                                         1,366,068          303,688          31,574        1,701,330
     SH&C Life Insurance                                     294           56,819           2,704           59,817
     e-Shinhan                                                36               74           2,832            2,942
     Shinhan Macquarie                                         -                -           4,027            4,027
     Shinhan Credit Information                                -                -           4,213            4,213
     Shinhan PE                                                -                -           9,412            9,412
                                                    ------------       ----------     -----------      -----------
                                                    W 97,657,523       33,768,868       4,989,491      136,415,882
                                                    ============       ==========     ===========      ===========

     (*)  Net of allowance for loan losses and present value discounts

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(25) Contribution of Subsidiaries to the Company's Net Income

     Effects under the equity method on the Company's net income for the three months ended March 31, 2005 and 2004 are as follows:

                                                                                  (in millions of Won, except ratio)
                                                                         2005                          2004
                                                                -----------------------      -----------------------
                                                                  Amount      Ratio (%)        Amount      Ratio (%)
                                                                ---------     ---------      ---------     ---------
     Gain (loss) from equity method on:

        Shinhan Bank                                            W 218,347       54.74        W  92,982       59.61
        Chohung Bank                                              142,521       35.73           51,816       33.22
        Goodmorning Shinhan Securities                              6,829        1.71           10,005        6.41
        Shinhan Card                                               12,489        3.13           (4,690)      (3.01)
        Shinhan Capital                                            11,466        2.87            8,539        5.47
        Shinhan BNP Paribas ITMC                                      865        0.22              533        0.34
        Jeju Bank                                                   3,047        0.76           (2,873)      (1.84)
        SH&C Life Insurance                                           490        0.12             (326)      (0.21)
        e-Shinhan                                                     (42)      (0.01)              25        0.02
        Shinhan Macquarie                                           2,355        0.59              337        0.22
        Shinhan Credit Information                                    769        0.19             (365)      (0.23)
        Shinhan PE                                                   (234)      (0.06)              --          --
                                                                ---------      ------        ---------      ------
                                                                  398,902      100.00          155,983      100.00
                                                                               ======                       ======
     Other income                                                  28,196                       33,271
     Other expenses                                               (38,997)                     (43,183)
                                                                ---------                    ---------
     Net income for period                                      W 388,101                    W 146,071
                                                                =========                    =========

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                 March 31, 2005
                                   (Unaudited)


(26) Allowance for Loan Losses of the Company and its Subsidiaries

     Changes in allowance for loan losses of the Company and its subsidiaries for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows:

                                                                                           (in millions of Won)
                                                                                2005
                                                 -------------------------------------------------------------
                                                 Beginning balance       Increase (decrease)    Ending balance
                                                 -----------------       -------------------    --------------
     The Compnay                                   W      8,794                   183                 8,977
     Shinhan Bank                                       743,506               (28,950)              714,556
     Chohung Bank                                     1,006,721                73,723             1,080,444
     Goodmorning Shinhan Securities                      29,416                 1,484                30,900
     Shinhan Card                                        47,831                (6,997)               40,834
     Shinhan Capital                                     27,021                 2,086                29,107
     Shinhan BNP Paribas ITMC                                13                     -                    13
     Jeju Bank                                           32,145                 1,015                33,160
     SH&C Life Insurance                                     15                   (12)                    3
     e-Shinhan                                                8                     2                    10
     Shinhan Macquarie                                       53                   101                   154
     Shinhan Credit Information                               -                     7                     7
                                                   ------------               -------             ---------
                                                   W  1,895,523                42,642             1,938,165
                                                   ============               =======             =========

                                                                                           (in millions of Won)
                                                                                2004
                                                 -------------------------------------------------------------
                                                 Beginning balance       Increase (decrease)    Ending balance
                                                 -----------------       -------------------    --------------
     The Compnay                                   W      9,725                  (931)                8,794
     Shinhan Bank                                       866,428              (122,922)              743,506
     Chohung Bank                                     1,686,350              (679,629)            1,006,721
     Goodmorning Shinhan Securities                      43,048               (13,632)               29,416
     Shinhan Card                                       118,609               (70,778)               47,831
     Shinhan Capital                                     17,899                 9,122                27,021
     Shinhan BNP Paribas ITMC                                14                    (1)                   13
     Jeju Bank                                           35,270                (3,125)               32,145
     SH&C Life Insurance                                      1                    14                    15
     e-Shinhan                                                8                     -                     8
     Shinhan Macquarie                                       98                   (45)                   53
     Shinhan Credit Information                              36                   (36)                    -
                                                   ------------              --------             ---------
                                                   W  2,777,486              (881,963)            1,895,523
                                                   ============              ========             =========